## POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)



**National Union Fire Insurance Company of Pittsburgh, Pa.**

A capital stock company

_____

POLICY NUMBER: 01-340-47-36          REPLACEMENT OF POLICY NUMBER: 06-915-99-05

## INVESTMENT COMPANY BLANKET BOND

### DECLARATIONS:

_____
____

ITEM 1.    Name of Insured (herein called Insured):     DOUBLELINE FUNDS TRUST
Principal Address:                                       333 S GRAND AVE 18th FL
                                                         LOS ANGELES, CA 90071-1504

_____

____ ITEM 2.                                            Bond Period: from 12:01

a.m.  March 31, 2017                                    to March 31, 2018

the effective date of the termination or cancellation of this bond, standard time
at the Principal Address as to each of said dates.

_____

____ ITEM 3.   Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

|  | Single Loss Limit of Liability | Single Loss Deductible |
|---|---|---|
| Insuring  Agreement A - Fidelity | $15,300,000 | $0 |
| Insuring  Agreement B - Audit Expense | $15,300,000 | $100,000 |
| Insuring  Agreement C - On Premises | $15,300,000 | $100,000 |
| Insuring  Agreement D - In Transit | $15,300,000 | $100,000 |
| Insuring  Agreement E - Forgery or Alteration | $15,300,000 | $100,000 |
| Insuring  Agreement F - Securities | $15,300,000 | $100,000 |
| Insuring  Agreement G - Counterfeit Currency | $15,300,000 | $100,000 |
| Insuring  Agreement H - Stop Payment | $15,300,000 | $100,000 |
| Insuring  Agreement I - Uncollectible Item of Deposit | $15,300,000 | $100,000 |

If "Not Covered" is inserted above opposite any specified Insuring Agreement or
Coverage, such Insuring Agreement or Coverage and any other reference thereto in this
bond shall be deemed to be deleted therefrom.

41205 (04/95)                          1

_____

ITEM 4.   Offices  or Premises Covered-Offices  acquired or established  subsequent to  the
          effective  date  of  this  bond  are  covered  according  to  the  terms of  General
          Agreement A.  All the Insured's offices or premises in  existence at the time this
          bond becomes  effective  are  covered  under  this  bond  except  the offices  or
          premises located as follows: **No Exceptions**

_____

ITEM 5.   The  liability of  the Underwriter  is subject  to the  terms of  the following  riders
          attached thereto: Endorsement #1,#2,  #3, #4, #5,  #6, #7, #8,  #9, #10, #11,
          #12, #13, #14, #15, #16

_____

ITEM 6.  The Insured by the  acceptance of this bond gives to the Underwriter terminating or
         canceling  prior  bond(s)  or  policy(ies)  No.(s)  06-915-99-05  such  termination  or
         cancellation to be effective as of the time this bond becomes effective.

_____

PREMIUM: $47,555

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

**PRESIDENT**
**National Union Fire
Insurance Company of
Pittsburgh, Pa.**

**SECRETARY**
**National Union Fire Insurance
Company of Pittsburgh, Pa.**

**AUTHORIZED REPRESENTATIVE**

**COUNTERSIGNED AT**     **DATE**     **COUNTERSIGNATURE**

*ARTHUR J. GALLAGHER & CO. INSURANCE BROKERS OF CAL*
*505 N BRAND BLVD*
*STE 600*
*GLENDALE, CA 91203-3018*

*1362712*

41205 (04/95)                3

# INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

## INSURING AGREEMENTS

### (A)   FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)   to cause the Insured to sustain such loss; and

(b)   to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

### (B)   AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through

any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

### (C)   ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)   Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)   loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or   equipment or is

legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

## (D)  IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

## (E)  FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

## (F)  SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)  through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c) raised or otherwise altered, or lost, or stolen, or

(2)  through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or

witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)   COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)   STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)   UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

# GENERAL AGREEMENTS

## A . ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

## B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

## C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

## D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

**THE FOREGOING INSURING AGREEMENTS AND**
**GENERAL AGREEMENTS ARE SUBJECT TO**
**THE FOLLOWING CONDITIONS**
**AND LIMITATIONS:**

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)  "Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

a) an investment advisor,

b) an underwriter (distributor),

c) a transfer agent or shareholder accounting record-keeper, or

d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and

which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's

consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to

loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

　　(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

　　(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

　　(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

　　(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

## SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

## SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in

part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

## SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property

consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

## SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

## SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of

which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

## SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

## SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or

holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and

shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

## SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered,

the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

## SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

## SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

## SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by

each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate
(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or
(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or
(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this

bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

## SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;
(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose
without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

## SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

## SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms

hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall

result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the
effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

This endorsement, effective  *12:01 am*      *March 31, 2017*            forms a part of
policy number   *01-340-47-36*
issued to *DOUBLELINE FUNDS TRUST*


by       *National Union Fire Insurance Company of Pittsburgh, Pa.*

## CALIFORNIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" mean the insurance company which issued this policy; and 2), "Named Insured", "First Named Insured", and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; and 3) "Other Insured(s)" means all other persons or entities afforded coverage under the policy.

The following is added any supersedes any provision to the contrary:  CANCELLATION

The First Named Insured shown in the declarations may cancel the policy by mailing or delivering to the Insurer advance written notice of cancellation.

If the policy has been in effect for more than sixty (60) days or if it is a renewal, effective immediately, the Insurer may not cancel the policy unless such cancellation is based on one or more of the following reasons:

(1)    Nonpayment of premium, including payment due on a prior policy issued by the Insurer and due during the current policy term covering the same risks.

(2)    A judgment by a court or an administrative tribunal that the named Insured has violated any law of this state of or of the United States having as one of its necessary elements an act which materially increases any of the risks insured against.

(3)    Discovery of fraud or material misrepresentation by either of the following:

    a)    The Insured or Other Insured(s) or his or her representative in obtaining the insurance; or

    b)    The named Insured or his or her representative in pursuing a claim under the policy.

(4)    Discovery of willful or grossly negligent acts or omissions, or of any violations of state laws or regulations establishing safety standards, by the named Insured or Other Insured(s) or a representative of same, which materially increase any of the risks insured against.

(5)    Failure by the named Insured or Other Insured(s) or a representative of same to implement reasonable loss control requirements which were agreed to by the Insured as a condition of policy issuance or which were conditions precedent to the use by the Insurer of a particular rate or rating plan if the failure materially increases any of the risks insured against.

(6)    A determination by the commissioner that the loss of, or changes in, an insurer's reinsurance covering all or part of the risk would threaten the financial integrity or solvency of the Insurer.

*END 001*

(7)     A determination by the commissioner that a continuation of the policy coverage could place the Insurer in violation of the laws of this state or the state of its domicile or that the continuation of coverage would threaten the solvency of the Insurer.

(8)     A change by the named Insured or Other Insured(s) or a representative of same in the activities or property of the commercial or industrial enterprise which results in a material added risk, a materially increased risk or a materially changed risk, unless the added, increased, or changed risk is included in the policy.

Notice of cancellation shall be delivered or mailed to the producer of record and the named Insured at least thirty (30) days prior to the effective date of cancellation. Where cancellation is for nonpayment of premium or fraud, notice shall be given no less than ten (10) days prior to the effective date of cancellation.

CONDITIONAL RENEWAL AND NONRENEWAL

If the Insurer decides not to renew the policy, or to increase the deductible, reduce the limits, eliminate coverages or raise premium more than 25%, the Insurer shall mail or deliver to the producer of record and the named Insured notice of nonrenewal at least sixty (60) days but no more than 120 days prior to the end of the policy period. The notice shall contain the reason for nonrenewal of the policy.

A notice of nonrenewal shall not be required in the following situations:

(1)     If the transfer or renewal of a policy, without any changes in terms, conditions or rates, is between the Insurer and a member of the insurance group.

(2)     If the policy has been extended for 90 days or less, provided that notice has been given in accordance with the nonrenewal notice requirements noted above.

(3)     If the Named Insured has obtained replacement coverage, or has agreed, in writing, within 60 days of the termination of the policy, to obtain that coverage.

(4)     If the policy is for a period of no more than 60 days and the Insured is notified at the time of issuance that it will not be renewed.

(5)     If the First Named Insured requests a change in the terms or conditions or risks covered by the policy within 60 days of the end of the policy period.

(6)     If the Insurer has made a written offer to the First Named Insured, in accordance with timeframes shown above to renew the policy under changed terms or conditions or at an increased premium rate.

If the Insurer fails to give timely notice, the policy of insurance shall be continued, with no change in its terms or conditions, for a period of 60 days after the Insurer gives notice.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____

AUTHORIZED REPRESENTATIVE

*END 001*

This endorsement, effective   *12:01 am*      *March 31, 2017*           forms a part of
policy number    *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*


by       *National Union Fire Insurance Company of Pittsburgh, Pa.*

### COMPUTER CRIME COVERAGE RIDER

In consideration of the premium charged,  it is hereby understood and agreed  that bond is
hereby amended as follows:

1.    All the terms and conditions of  bond form 41206 (9/84) shall apply  to coverage as  is
      afforded  by  this  endorsement  unless  specifically  stated  otherwise  herein  or  in  any
      endorsement attached hereto.

2.    Items 3  of  the  Declarations  is  hereby  amended  by adding  the  following  under
      Optional Insuring Agreements and Coverages:

|  | Single Loss Limit of  Liability | Single Loss Deductible |
|---|---|---|
| Computer Systems Fraud | $15,300,000 | $100,000 |
| Data Processing Service Operations | $15,300,000 | $100,000 |
| Voice Initiated Transfer Fraud | $15,300,000 | $100,000 |
| Telefacsimile Transfer Fraud | $15,300,000 | $100,000 |
| Destruction of Data or Programs by Hacker | $15,300,000 | $100,000 |
| Destruction of Data or Programs by Virus | $15,300,000 | $100,000 |
| Voice Computer Systems Fraud | $15,300,000 | $100,000 |

3.    The Declarations page is hereby amended by adding the following paragraph to the
      end thereof:

      **Item 7.**

      **Voice Initiated Transfer Fraud**
      Under  the  terms  of  the  Voice  Initiated  Transfer  Fraud  Insuring  Agreement,  the
      Insured must place verification call-back for each transfer in excess of **$50,000**

      **Telefacsimile Transfer Fraud**
      Under  the  terms  of  the  Telefacsimile  Transfer  Fraud  Insuring  Agreement,      the
      Insured must place a Verification call-back for each transfer in excess of **$50,000**.

This endorsement, effective   *12:01 am*      *March 31, 2017*          forms a part of
policy number   *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

4.      The Insuring Agreements are hereby amended by adding the following Insuring
        Agreements to the Bond:

### COMPUTER SYSTEMS FRAUD

(G)     Loss resulting directly from a fraudulent:

   (1)      entry of Electronic Data or Computer Program into, or

   (2)      change of Electronic Data or Computer Program within any Computer
            System operated by the Insured, whether owned  or leased; or any
            Computer System identified in the application for this bond; or a
            Computer System first used by the Insured during the bond period; as
            provided by General Agreement B; provided the entry or change
            causes:

      (i)      Property to be transferred, paid or delivered,
      (ii)     an account of the Insured, or of its customer, to be added,
               deleted, debited or credited, or
      (iii)    an unauthorized account or a fictitious account to be debited
               or credited.

In this Insuring Agreement, fraudulent entry or change shall include such
entry or change made by an Employee of the Insured acting in good faith:

   (a)      on an instruction from a software contractor who has a written
            agreement with the Insured to design, implement or service programs
            for a Computer System covered by this Insuring Agreement, or

   (b)      on an instruction transmitted by Tested telex or similar means of
            Tested communication identified in the application for this bond
            purportedly sent by a customer, financial institution or automated
            clearing house.

This endorsement, effective   *12:01 am*      *March 31, 2017*          forms a part of
policy number   *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*

by     *National Union Fire Insurance Company of Pittsburgh, Pa.*

### DATA PROCESSING SERVICE OPERATIONS

(H)    Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1)    entry of Electronic Data or a Computer Program into, or

(2)    change of Electronic Data or a Computer Program within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement, or

(3)    entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i)    Property to be transferred, paid or delivered,
(ii)   an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or
(iii)  an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)    on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)    on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

This endorsement, effective   *12:01 am*     *March 31, 2017*       forms a part of
policy number   *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by     *National Union Fire Insurance Company of Pittsburgh, Pa.*

## VOICE INITIATED TRANSFER FRAUD

(I)     Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

        (1)     an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

        (2)     an individual person who is a Customer of the Insured, or

        (3)     an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

        (i)     such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

        (ii)     if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

This endorsement, effective   *12:01 am*      *March 31, 2017*        forms a part of
policy number   *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*


## TELEFACSIMILE TRANSFER FRAUD

(J)    Loss resulting directly from  the Insured having,  in good faith, transferred  or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

   (1)    purports and reasonably appears to have originated from:

      (a)    a Customer of the Insured,
      (b)    another financial institution, or
      (c)    another office of the Insured

      but, in fact, was not originated by the Customer or entity whose identification it bears, and

   (2)    contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

   (3)    contains the name of a person authorized to initiate such transfer;

   provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

   As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

MNSCPT                      *END 2*

This endorsement, effective   *12:01 am*      *March 31, 2017*            forms a part of
policy number   *01-340-47-36*
issued to   *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*


### DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(K)     Loss resulting directly from the malicious destruction of, or damage to,
Electronic Data or Computer Programs owned by the Insured or for which
the Insured is legally liable while stored within a Computer System covered
under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement.

The liability of the Company shall be limited to the cost of duplication of
such Electronic Data or Computer Programs from other Electronic Data or
Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs
cannot be duplicated from other Computer Programs, the Company will pay
the cost incurred for computer time, computer programmers, consultants or
other technical specialists as is reasonable necessary to restore the
Computer Programs to substantially the previous level of operational
capability.

### DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(L)     Loss resulting directly from the malicious destruction of, or damage to,
Electronic Data or Computer Programs owned by the Insured or for which
the Insured is legally liable while stored within a Computer System covered
under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement if
such destruction or damage was caused by a computer program or similar
instruction which was written or altered to incorporate a hidden instruction
designed to destroy or damage Electronic Data or Computer Programs in the
Computer System in which the computer program or instruction so written or
so altered is used.

The liability of the Company shall be limited to the cost of duplication of
such Electronic Data or Computer Programs from other Electronic Data or
Computer Programs which shall have been furnished by the Insured.


MNSCPT                          *END 2*

This endorsement, effective   *12:01 am*      *March 31, 2017*          forms a part of
policy number   *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*

by       *National Union Fire Insurance Company of Pittsburgh, Pa.*

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

**Special Condition:** Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single Loss."

### VOICE COMPUTER SYSTEM FRAUD

(M)     Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

(1)     failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)     failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

**Special Condition:** Under this Insuring Agreement, "Single Loss" means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

This endorsement, effective  *12:01 am*    *March 31, 2017*         forms a part of
policy number  *01-340-47-36*
issued to   *DOUBLELINE FUNDS TRUST*


by     *National Union Fire Insurance Company of Pittsburgh, Pa.*


5.    GENERAL       AGREEMENTS       B.     ADDITIONAL       OFFICES       OR
EMPLOYEES-CONSOLIDATION,  MERGER  OR PURCHASE  OF ASSETS-NOTICE         is
hereby deleted in its entirety and is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS -  CONSOLIDATION,
MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

B.    If the  Insured  shall,  while  this  bond  is  in  force,  establish  any  additional
offices,  other  than  by  consolidation   or  merger  with,  or  purchase  or
acquisition of assets or liabilities or computer systems of, another institution,
such offices and computer systems shall be automatically covered hereunder
from the date of such establishment without the requirement of notice to the
Underwriter or the  payment of additional  premium for the  remainder of  the
premium period.

If the Insured shall, while this bond is in force,  consolidate or merge with, or
purchase  or  acquire  assets  or  liabilities  or  computer  systems  of,  another
institution, the Insured  shall not have such coverage as is afforded under this
bond for loss which:

(a)    has  occurred  or  will  occur  in  offices  or   premises  or   computer
systems, or

(b)    has been caused  or will be  caused by an  employee or employees  of
such institution, or

(c)    has arisen  or will arise  out  of the  assets  or  liabilities  or  computer
systems  acquired  by  the  Insured  as  a  result  of  such  consolidation,
merger or purchase of assets or liabilities or computer systems unless
the Insured shall:

(i)    give   the   Underwriter    written   notice   of   the   proposed
consolidation, merger  or  purchase  of  assets  or  liabilities  or
computer systems  prior to the proposed effective date of such
action; and

This endorsement, effective   *12:01 am*      *March 31, 2017*              forms a part of
policy number   *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by        *National Union Fire Insurance Company of Pittsburgh, Pa.*

     (ii)     obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

     (iii)     upon obtaining such consent, pay to the Underwriter an additional premium.

6.     Solely for the coverage provided by this rider, Section 1. DEFINITIONS (b) "Property" of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.

7.     Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)     Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(ii)     Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(iii)     Computer System means:

     (1)     computers with related peripheral components, including storage components wherever located;
     (2)     systems and applications software;
     (3)     terminal devices; and
     (4)     related communication networks, including the internet

     by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

MNSCPT                              *END 2*

This endorsement, effective   *12:01 am*      *March 31, 2017*          forms a part of
policy number    *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by       *National Union Fire Insurance Company of Pittsburgh, Pa.*

(iv)   Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v)   Funds means Money on deposit in an account;

(vi)   System Administration   means   the   performance   of   security functions including but  not limited  to defining  authorized persons  to access  a Voice Computer System  and adding,  changing and  deleting Account Codes or passwords in connection therewith;  and invoking  or revoking  a System option which directs  telephone call  routing or  which adds, moves  or drops telephone lines  or which  performs  any other  similar  activity allowed  by a hardware or software-based System option  that has been incorporated  by a manufacturer or  vendor into  a System  or any  component thereof  provided said System option is not intended  for the sole use of  such manufacturer or vendor;

(vii)   System  Maintenance means the   performance of  hardware  and   software installation,  diagnostics and  corrections and  similar  activities  that  are performed in the usual custom  and practice by a  manufacturer or vendor to establish or maintain the basic operational functionality of  a Voice Computer System or any component thereof;

(viii)   System Password  means a  confidential and  protected string  of  characters which identifies or  authenticates a  person and  permits that  person to  gain access to a Voice  Computer System or  any portion thereof  for the purpose  of performing System Administration or System Maintenance activities;

(ix)   Telefacsimile Device  means a machine  capable of  sending or  receiving  a duplicate image of a document by means of electronic  impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(x)   Tested means a method  of authenticating the contents  of a communication  by placing a valid test key  on it which has been agreed  upon by the Insured  and a customer, automated clearing house,  or another financial institution for  the purpose of protecting the  integrity of the communication  in the ordinary course of business;

This endorsement, effective    *12:01 am*      *March 31, 2017*         forms a part of
policy number    *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*

by        *National Union Fire Insurance Company of Pittsburgh, Pa.*

(xi)    Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

1)    not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2)    of a type commonly dealt in securities, exchanges or markets; and

3)    either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(xii)    Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8.    Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)    any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)    loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)    loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

This endorsement, effective   *12:01 am*      *March 31, 2017*          forms a part of
policy number   *01-340-47-36*
issued to   *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

(iv)    loss resulting directly or indirectly from  the Insured having transferred Funds  in reliance  on  the  validity  of  a voice instruction, unless covered under the **COMPUTER   SYSTEMS   FRAUD**  or  **VOICE   INITIATED   TRANSFER   FRAUD** Insuring Agreements;

(v)    loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on  an instruction received through a Telefacsimile Device, unless covered under the **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement;

(vi)    loss resulting directly or indirectly from theft of confidential information;

(vii)   loss  resulting  directly  or  indirectly  from the  assumption of  liability  by  the Insured by contract unless the liability arises from a loss covered by this rider and would  be  imposed  on  the  Insured regardless  of  the  existence  of  the contract;

(viii)   the cost  of  duplication  of  Electronic Data  or Computer Programs, unless covered  under  the  **DESTRUCTION OF DATA OR PROGRAMS BY HACKER** or **DESTRUCTION OF DATA OR PROGRAMS BY VIRUS** Insuring Agreements;

(ix)    loss involving a  Voice Computer  System, unless covered  under  the **VOICE COMPUTER SYSTEM FRAUD** Insuring Agreement;

(x)    loss resulting directly or indirectly from:

(1)    written instructions or advices, or
(2)    telegraphic or cable instructions or advices;

unless the instructions or  advices are Tested  and the loss  is covered under  the **COMPUTER        SYSTEMS        FRAUD**  or **DATA   PROCESSING   SERVICE OPERATIONS** Insuring Agreements;

(xi)    loss resulting  directly or indirectly  from negotiable  instruments,  securities, documents or  other written instruments which  bear a  forged signature,  or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

This endorsement, effective *12:01 am* *March 31, 2017* forms a part of policy number *01-340-47-36* issued to *DOUBLELINE FUNDS TRUST*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(xii)  loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

(xiii)  loss resulting directly or indirectly from:

    a.  mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

    b.  failure or breakdown of electronic data processing media; or

    c.  error or omission in programming or processing;

(xiv)  loss as a result of a threat to Computer System operations;

(xv)  loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured's Voice Computer System;

(xvi)  loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer's authentication mechanism.

(xvii)  loss resulting directly or indirectly from payments made or withdrawals from a depositor's account involving items of deposit which are not finally paid for any reason;

(xviii)  loss of potential income, including but not limited to interest and dividends;

(xix)  loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)  any fees, costs and expenses incurred by the Insured;

(xxi)  indirect or consequential loss of any nature;

This endorsement, effective   *12:01 am*       *March 31, 2017*          forms a part of
policy number   *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by       *National Union Fire Insurance Company of Pittsburgh, Pa.*

(xxii)   loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii)  loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)  loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

(xxv)   loss as a result of a threat

1)      to do bodily harm to any person;
2)      to do damage to the premises or property of the Insured; or
3)      to Computer Systems operations;

9.    Solely for the coverage provided by this rider, Section 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following section to the end thereof:

Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

This endorsement, effective    *12:01 am*       *March 31, 2017*            forms a part of
policy number    *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by     *National Union Fire Insurance Company of Pittsburgh, Pa.*

### ERISA RIDER

It is agreed that:

1.    The Name of Insured stated in the Declarations is amended  to include the following as an Insured under the attached bond:

   any of  the Insured's Employee Welfare  or  Pension Benefit  Plans now  existing  or hereafter created or acquired which  are required to be  bonded under the Employee Retirement Income Security Act of 1974 ("ERISA") (as amended).

2.    Solely for  the  purpose  of the  coverage  provided  by  this rider,  the  definition  of "Employee" is amended to include the following at the end thereof:

   Employee shall also  include any natural person who is  a director or  trustee of  the Insured while such director or trustee is engaged in handling funds or other property  of any Employee Welfare or  Pension Benefit Plan owned,  controlled or operated by the Insured or any natural person who is a trustee,  manager, officer or employee of  any such Plan.

3.    Solely for the purpose of  the coverage provided by this  rider, if the attached  bond, in accordance with the  agreements, limitations and conditions  thereof, covers loss sustained by two or  more Employee Welfare  or Pension Benefit  Plans or sustained  by any such Plan in addition to loss sustained by an Insured other than  such Plan, it  is the obligation of  the  Insured or  the Plan  Administrator(s) of such  Plans under Regulations published  by the  Secretary of  Labor implementing Section 13  of the Welfare and  Pension Plan Disclosure  Act of 1958  to obtain  under one  or more bonds issued by one or more Insurers an  amount of coverage for each such Plan  at least equal to that which would be required if such Plans were bonded separately.

4.    In compliance with the  foregoing, payment by  the Underwriter in  accordance with the agreements, limitations and conditions of the attached bond shall be held by the Insured, or if more than  one by the Insured first  named in the Declarations, for  the use and benefit of any Employee Welfare or  Pension Benefit Plan sustaining loss so covered and  to the  extent  of that  such  payment is  in excess  of the amount  of coverage required by  such Regulations  to be  carried by  said Plan sustaining  such loss, such excess shall be  held for the use and  benefit of any other  such Plan also covered in  the  event  that  such other  Plan  discovers  that  it has  sustained  loss covered thereunder.

*END 3*

MNSCPT

This endorsement, effective   *12:01 am*     *March 31, 2017*        forms a part of
policy number   *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

5.      If money or other property of two or more Employee Welfare or Pension Benefit
        Plans covered under the bond is commingled, recovery for loss of such money or
        other property through fraudulent or dishonest acts of Employees shall be shared by
        such Plans on a pro rata basis in accordance with the amount for which each such
        Plan is required to carry bonding coverage in accordance with the applicable
        provisions of said Regulations.

6.      Solely for the purpose of the coverage afforded by this rider, the Deductible Amount
        stated in the Declarations applicable to loss sustained by a Plan through acts
        committed by an Employee of the Plan shall be waived, but only up to an amount
        equal to the amount of coverage required to be carried by the Plan because of
        compliance with the provisions of ERISA.

7.      The attached bond is amended by adding the following section at the end of the
        **CONDITIONS AND LIMITATIONS** Clause:

                                    DISCOVERY PERIOD

        Upon cancellation or termination of this bond as an entirety (other than cancellation
        as a result of non-payment of premium), whether by the Insured or by the
        Underwriter, the Insured shall be entitled to an additional period of twelve (12)
        months within which to discover loss sustained by a Plan(s) or Plan Official(s) prior to
        the effective date of such termination or cancellation (hereinafter the "Discovery
        Period"). The Discovery Period may not be cancelled by the Insured or the
        Underwriter.

        Notwithstanding the foregoing, the Discovery Period shall terminate immediately on
        the effective date of:

        (a)     any renewal bond or policy hereof obtained by the Insured from the
                Underwriter or another insurance company subsidiary of Chartis Inc.
                (Chartis); or

        (b)     any other insurance obtained by the Insured, its successor in business or any
                other party from an insurer other than the Underwriter or another insurance
                company subsidiary of Chartis which replaces, in whole or in part, the
                insurance afforded by this bond (hereinafter "Replacement Coverage")

                                    *END 3*

MNSCPT

This endorsement, effective    *12:01 am*        *March 31, 2017*        forms a part of
policy number    *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*

by        *National Union Fire Insurance Company of Pittsburgh, Pa.*

without the necessity of the Underwriter giving notice of such termination; provided, however, that such Replacement Coverage must provide coverage for loss sustained prior to its effective date. If such Replacement Coverage does not provide coverage for loss sustained prior to its effective date, the Discovery Period shall not immediately terminate.

As used in this Section, Plan(s) means any of the Insured's Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which may be required to be bonded under the Employee Retirement Income Security Act of 1974 (as amended) ("ERISA").

As used in this Section, Plan Official(s) means, with respect to any Plan(s), any person(s) defined as such under ERISA.

8.    Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

_____
AUTHORIZED REPRESENTATIVE

MNSCPT                            *END 3*

This endorsement, effective   *12:01 am*    *March 31, 2017*    forms a part of policy number   *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*

by    *National Union Fire Insurance Company of Pittsburgh, Pa.*

## UNCERTIFICATED SECURITIES RIDER

It is agreed that:

1. Insuring Agreement (F) Securities is amended as follows:

    The term "securities" is amended to include but not be limited to "statements of uncertificated security in any book entry form."

2. Paragraph (b) Property of Section 1. Definitions is amended as follows:

    The term "securities" is amended to include but not be limited to "uncertificated securities of any issuer."

3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

_____
AUTHORIZED REPRESENTATIVE

*END 4*

MNSCPT

This endorsement, effective at   *12:01 am*    *March 31, 2017*          forms a part of
Policy number   *01-340-47-36*
Issued to:   *DOUBLELINE FUNDS TRUST*

By:  *National Union Fire Insurance Company of Pittsburgh, Pa.*

Product Name: *zManually Issued Policy*

## ECONOMIC SANCTIONS ENDORSEMENT

*This endorsement modifies insurance provided under the following:*

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 005

This endorsement, effective    *12:01 am*        *March 31, 2017*              forms a part of
policy number     *01-340-47-36*
issued to      *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

### SEC NOTIFICATION ENDORSEMENT

It is agreed that:

1.  The Underwriter will mark  its records to indicate  that the Securities  and Exchange Commission is  to be  notified sixty (60) days  prior to  cancellation,  termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify  said the Securities  and Exchange Commission but  failure  to  so  notify  said  Securities  and  Exchange Commission shall  not impair  or delay  the effectiveness  of any  such  cancellation, termination or modification.

2.  Nothing herein contained  shall be  held to  vary, alter,  waive or  extend any of  the terms, conditions, provisions, agreements  or limitations of  the bond, other than  as stated herein.


ALL OTHER TERMS CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

This endorsement, effective  *12:01 am        March 31, 2017*            forms a part of
policy number    *01-340-47-36*
issued to *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

**NOTICE OF CLAIM
(REPORTING BY E-MAIL)**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

c-claim@AIG.com

Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2.   *Definitions*: For this endorsement only, the following definitions shall apply:

(a)   "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)   "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)   "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3.   This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

© All rights reserved.
*END 007*

This endorsement, effective    *12:01 am*        *March 31, 2017*            forms a part of
policy number    *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

### ADDITIONAL INSURED ENDORSEMENT

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.      From and after  the time this  rider becomes effective  the Insured  under the
        attached bond are:

    1.      DoubleLine Total Return Bond Fund
    2.      DoubleLine Core Fixed Income Fund
    3.      DoubleLine Emerging Markets Fixed Income Fund
    4.      DoubleLine Multi-Asset Growth Fund
    5.      DoubleLine Low Duration Bond Fund
    6.      DoubleLine Flexible Income Fund
    7.      DoubleLine Low Duration Emerging Markets Fixed Income Fund
    8.      DoubleLine Floating Rate Fund
    9.      DoubleLine Shiller Enhanced CAPE®
    10.     DoubleLine Long Duration Total Return Bond Fund
    11.     DoubleLine Selective Credit Fund
    12.     DoubleLine Strategic Commodity Fund
    13.     DoubleLine Global Bond Fund
    14.     DoubleLine Ultra Short Bond Fund
    15.     DoubleLine Shiller Enhanced International CAPE®
    16.     DoubleLine Infrastructure Income Fund

2.      The first named Insured shall act for itself and for each and all of the Insured
        for all the purposes of the attached bond.

3.      Knowledge possessed or discovery made by the Corporate Risk Management
        Department, Internal Audit  Department, or General  Counsel Department,  of
        any Insured or by  any partner or officer  thereof shall for all  the purposes of
        the attached bond constitute knowledge or discovery by all the Insured.

4.      If, prior to the termination  of the attached bond  in its entirety, the attached
        bond is terminated as  to any Insured,  there shall be  no liability for any  loss
        sustained by    such    Insured    unless    discovered    before the   time   such
        termination as to such Insured becomes effective.

This endorsement, effective    *12:01 am*        *March 31, 2017*            forms a part of
policy number    *01-340-47-36*
issued to      *DOUBLELINE FUNDS TRUST*

by        *National Union Fire Insurance Company of Pittsburgh, Pa.*

5.    The liability of  the Underwriter for  loss or losses  sustained by any  or all of
the Insured shall not exceed the amount for which the Underwriter  would be
liable had all such  loss or losses  been sustained by any  one of the  Insured.
Payment by the Underwriter to  the first named Insured  of loss sustained by
any Insured shall fully release the Underwriter on account of such loss.

6.    If the  first named Insured ceases  for any  reason to  be covered  under the
attached bond, then  the Insured next  named shall  thereafter be considered
as the first named Insured for all the purposes of the attached bond.

7.    The attached  bond  shall be  subject  to all  its  agreements,  limitations and
conditions except as herein expressly modified.

_____
AUTHORIZED REPRESENTATIVE

MNSCPT                    *END 8*

This endorsement, effective   *12:01 am*      *March 31, 2017*          forms a part of
policy number    *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

### INSURING AGREEMENT (A) FIDELITY AMENDED RIDER
### ("AND" TO "OR" EXCEPT FOR LOANS AND/OR TRADING)

It is agreed that:

1.    Insuring Agreement (A) FIDELITY of the **INSURING AGREEMENTS** Clause is deleted in
      its entirety and replaced with the following:

                              FIDELITY

(A)      Loss resulting directly from dishonest or fraudulent acts committed by an
         Employee acting alone or in collusion with others.

         Such dishonest or fraudulent acts must be committed by the Employee with the
         manifest intent:

         (a)      to cause the Insured to sustain such loss; or
         (b)      to obtain financial benefit for the Employee or another person or
                  entity.

         Notwithstanding the foregoing, however, it is agreed that, with regard to
         Loans and/or Trading, this bond covers only loss resulting directly from
         dishonest or fraudulent acts committed by an Employee with the intent to
         cause the Insured to sustain such loss and which results in a financial
         benefit for the Employee; or results in an improper financial benefit for
         another person or entity with whom the Employee committing the dishonest or
         fraudulent act was in collusion, provided the Insured establishes that the
         Employee intended to participate in the financial benefit.

         As used in this Insuring Agreement, financial benefit does not include any
         salaries, commissions, fees, bonuses, promotions, awards, profit sharing,
         pensions or other employee benefits earned in the normal course of
         employment.

2.    Solely for the purpose of Insuring Agreement (A) FIDELITY (as amended by this
      rider), the following definitions are added to the attached bond:

      "Loans" means all extensions of credit by the Insured and all transactions creating a
      creditor relationship in favor of the Insured and all transactions by which the Insured
      assumes an existing creditor relationship.

This endorsement, effective   *12:01 am*      *March 31, 2017*        forms a part of
policy number   *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

"Trading" means trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.

3.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

_____
AUTHORIZED REPRESENTATIVE

*END 9*

This endorsement, effective    *12:01 am*        *March 31, 2017*              forms a part of
policy number    *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*

by    *National Union Fire Insurance Company of Pittsburgh, Pa.*

### STATE AMENDATORY INCONSISTENT

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.    In the event that there is an inconsistency between any: (a) state amendatory attached to this policy, or any other wording attached to this policy to comply with applicable law; and (b) any other term, condition or limitation of this policy; then, to the extent permitted by law, subject to the limitations below, the Insurer will resolve the inconsistency by applying the terms, conditions or limitations that are more favorable to the policyholder.

2.    This endorsement shall not apply to the extent that: (a) any state amendatory or other wording expressly limits coverage in order to comply with applicable law, or (b) any such amendatory or other compliance wording amends language applicable to premium. In such events, the state amendatory or other compliance wording will govern over any other term, condition or limitation of the policy.

3.    "Policyholder" means the first Named Entity, Named Organization, Named Corporation, Named Sponsor, Named Insured or other policyholder designated in Item 1 of the Declarations of this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

© All rights reserved.

94039 (05/07)                          *END 10*

## ENDORSEMENT#   11

This endorsement, effective   *12:01 am*      *March 31, 2017*      forms a part of
policy number   *01-340-47-36*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

### UNAUTHORIZED SIGNATURE LIMITS

In consideration of the premium charged, it is hereby understood and agreed that the attached Bond is amended by adding Insuring Agreement (I) to the Bond as follows:

### UNAUTHORIZED SIGNATURES

(1)   Loss resulting by reason of the Insured having accepted, paid, or cashed any checks or withdrawal order or draft, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the insured as a signatory on such account, which has been made or drawn on that customer's account.

It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

The Limit of Liability for the coverage provided by this rider shall be One Hundred Thousand Dollars $100,000, subject to a single loss deductible of Fifty Thousand Dollars $50,000, provided however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 4 of the Declarations of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or agreements of the attached Bond other than as above stated.

_____
AUTHORIZED REPRESENTATIVE

*END 11*

61289 (11/94)

This endorsement, effective    **12:01 am**        **March 31, 2017**                forms a part of
policy number    **01-340-47-36**
issued to    **DOUBLELINE FUNDS TRUST**

by    *National Union Fire Insurance Company of Pittsburgh, Pa.*

## AUTOMATIC INCREASE IN LIMITS FOR INVESTMENT COMPANIES RIDER

In consideration of the premium charged, it   is hereby understood and agreed that
GENERAL         AGREEMENTS,        SECTION       A.     ADDITIONAL        OFFICERS        OR
EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE is hereby amended by adding the
following subsection:

3.    If an increase in Limit of Liability is required pursuant to rule 17g-1 of the
      Investment     Company Act of 1940, due to:

      (1)  the creation of a new Investment Company, other than by consolidation or
           merger with, or purchase or acquisition of assets or liabilities of,
           another institution; or

      (2)  an increase in asset size of current Investment Companies covered
           under this Bond.

      Then the minimum required increase in Limit of Liability shall take place
      automatically without payment of additional premium for the remainder of
      the Bond Period

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

© All rights reserved.

*END 12*

MNSCPT

This endorsement, effective   *12:01 am*       *March 31, 2017*          forms a part of
policy number    *01-340-47-36*
issued to      *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

### PRIOR AWARENESS EXCLUSION FOR EXCESS LIMITS

It is agreed:

1.  If, as of 07/23/2015, any **Insured** was aware of any facts which would cause a reasonable person to assume that loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, the **Underwriter** shall not be liable to make any payment under this bond for any covered loss, excess the applicable Deductible Amount, that exceeds:

    (a) in the case of Insuring Agreements A, B, C, D or E, $13,500,000, and, if applicable,

    (b) in the case of:

        (i)   (F) Securities, $13,500,000,

        (ii)  (G) Counterfeit Currency, $13,500,000,

        (iii) (J) Computer Systems, $13,500,000,

2.  Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements or the attached bond other than as above stated.


ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.


_____
AUTHORIZED REPRESENTATIVE

© All rights reserved.

This endorsement, effective   *12:01 am*      *March 31, 2017*          forms a part of
policy number   *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

## TERRORISM EXCLUSION

This insurance does not apply to loss, injury, damage, claim or suit, arising directly or indirectly as a result of, in connection with, or relating to "terrorism" including but not limited to:

1. Any action taken in hindering or defending against an actual or expected incident of "terrorism" regardless of any other cause or event that contributes concurrently or in any sequence to the injury or damage; and
2. Any contemporaneous or ensuing loss caused by explosion, fire, heat, vandalism, looting, theft, civil commotion, rebellion or insurrection.

However, this exclusion only applies if one or more of the following are attributable to an incident of "terrorism":

1. The total of damages and/or loss to all types of property exceeds $25,000,000. In determining whether the $25,000,000 threshold is exceeded, we will include the replacement cost, without deduction for depreciation, for all damage sustained by any property affected by the "terrorism" and business interruption losses sustained by owners or occupants of damaged property; or
2. The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal, application and or existence of:
   a. Any nuclear reaction;
   b. Radioactive materials or "nuclear materials" in any form and from any source;
   c. Radionuclides;
   d. Radiation emitted from any radioactive source whether natural or manmade; and/or
   e. Electromagnetic pulses; or
3. The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal and/or application of pathogenic or poisonous chemical or "biological" materials, whether natural, manmade, living or dead.

Multiple incidents of "terrorism" that occur within a seventy-two hour period and appear to be carried out in concert or to have a related purpose or common leadership will be considered to be one incident.

DEFINITIONS - The following definitions shall apply:

1. "Terrorism" means the use or threatened use of force or violence against person or property, or commission of an act dangerous to human life or property, or commission of an act that interferes with or disrupts an electronic or communication system,

82346 (01/05)                    *END 14*

This endorsement, effective    *12:01 am*     *March 31, 2017*     forms a part of
policy number    *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by     *National Union Fire Insurance Company of Pittsburgh, Pa.*

undertaken by any person or group, whether or not acting on behalf of or in any connection with any organization, government, power, authority or military force, when the effect is to intimidate, coerce or harm:

    a. A government;
    b. The civilian population of a country, state or community; or
    c. To disrupt the economy of a country, state or community.

2. "Nuclear materials" means "source material," "special nuclear material" or "by-product material." "Source material," "special nuclear material," and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

3. "Biological" materials includes all microorganisms, viruses, rickettsia, prions, nucleic acids, toxins, toxin-producing agents, and poisons produced by biological organisms.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY ARE THE SAME.

   AUTHORIZED REPRESENTATIVE

*END 14*

82346 (01/05)

This endorsement, effective    *12:01 am*        *March 31, 2017*              forms a part of
policy number    *01-340-47-36*
issued to       *DOUBLELINE FUNDS TRUST*

by       *National Union Fire Insurance Company of Pittsburgh, Pa.*

### PRIOR AWARENESS EXCLUSION FOR EXCESS LIMITS

It is agreed:

1.  If, as of 03/31/2017, any **Insured** was aware of any facts which would cause a reasonable person to assume that loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, the **Underwriter** shall not be liable to make any payment under this bond for any covered loss, excess the applicable Deductible Amount, that exceeds:

    (a) in the case of Insuring Agreements A, B, C, D or E, $15,000,000, and, if applicable,

    (b) in the case of:

        (i)   (F) Securities, $15,000,000,

        (ii)  (G) Counterfeit Currency, $15,000,000,

        (iii) (J) Computer Systems, $15,000,000,

2.  Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements or the attached bond other than as above stated.


ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

MNSCPT                          *END 15*

This endorsement, effective    *12:01 am*        *March 31, 2017*            forms a part of
policy number    *01-340-47-36*
issued to     *DOUBLELINE FUNDS TRUST*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

### FRAUDULENT TRANSFER INSTRUCTIONS RIDER

1. In consideration of the premium charged, it is hereby understood and agreed that the following Insuring Agreement is added to the bond:

    #### FRAUDULENT TRANSFER INSTRUCTIONS VIA TELEPHONE AND EMAIL

    Loss resulting directly from the Insured having, in good faith, transferred money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telephone or electronic mail and which purported to be from:

    (a) such Customer,

    (b) an Employee of the Insured who was acting on instructions or authority of such Customer; or

    (c) another financial institution acting on behalf of such Customer with authority to make such instructions,

    and the instruction was received by    an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions, but the instruction was not from a person described in (a), (b) or (c) above, provided that:

    (1) for any transfer exceeding the amount set forth in Item 7 of this Rider, the Insured verified the instruction via a password, PIN, other security code, call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

    (2) solely with respect to instructions transmitted via telephone, the Insured preserved a contemporaneous record the instruction that verifies the use of a password, PIN or other security code, or of the call back, if any.

2. As used herein:

    "Customer" means a natural person or entity that has a written agreement with the Insured authorizing the Insured to transfer money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

*END 16*

This endorsement, effective *12:01 am*    *March 31, 2017*        forms a part of
policy number  *01-340-47-36*
issued to    *DOUBLELINE FUNDS TRUST*

by     *National Union Fire Insurance Company of Pittsburgh, Pa.*

"Certificated Security" means a  share, participation or other  interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by a written instrument issued in bearer or registered form;

(2) of a type  commonly dealt in  on securities  exchanges or markets  or commonly recognized  in  any  area  in  which it  is  issued  or  dealt  in  as  a  medium  for investment; and

(3) either one of a  class or series  or by its  terms divisible into  a class or  series of shares, participations,  interests or obligations.

3.  Solely with respect  to the coverage afforded  by this rider,  the following are  added to Section 2. EXCLUSIONS of this bond:

(FT-A) loss resulting directly or indirectly from a fraudulent instruction if  the sender, or anyone acting in collusion with the  sender, ever had authorized access to such Customer's password, PIN or other security code;

(FT-B) loss  resulting directly  or  indirectly from  the  assumption of  liability  by the Insured  by  contract  unless  the  liability  arises from  a  loss covered  by  the FRAUDULENT  TRANSFER  INSTRUCTIONS  VIA  TELEPHONE  AND  EMAIL Insuring Agreement and would  be imposed on the  Insured regardless of  the existence of the contract.

4.  For purposes of  the FRAUDULENT  TRANSFER INSTRUCTIONS VIA  TELEPHONE AND EMAIL Insuring Agreement, all  loss or losses involving  one natural person or  entity, or one group of natural  persons or entities acting  together, shall be a  single loss without regard to the number  of transfers or  the number of instructions  involved.  A  series of  losses involving unidentified  natural  persons  or  entities  but  arising  from  the  same  method  of operation shall be  deemed to involve the  same natural person or  entity and  shall be treated as a single loss.

5.  The section  of  Item 3 of  the  Declarations  of  this bond  is  amended  by  adding  the following at the end thereof:

*END 16*

This endorsement, effective    *12:01 am*        *March 31, 2017*            forms a part of
policy number    *01-340-47-36*
issued to      *DOUBLELINE FUNDS TRUST*

by        *National Union Fire Insurance Company of Pittsburgh, Pa.*

It is further understood and agreed that:

The Limit of Liability applicable to loss under this Insuring Agreement is: $15,300,000; and

The Deductible Amount applicable to loss under this Insuring Agreement is: $100,000.

6. As a condition precedent for coverage under the FRAUDULENT TRANSFER INSTRUCTIONS VIA TELEPHONE AND EMAIL Insuring Agreement, any single transfer in excess of $100,000 will require verification via a method described in paragraph 1 above.


ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

_____
AUTHORIZED REPRESENTATIVE

MNSCPT                          *END 16*

This endorsement, effective  _12:01 am_     _March 31, 2017_        forms a part of
policy number   _01-340-47-36_
issued to _DOUBLELINE FUNDS TRUST_


by     _National Union Fire Insurance Company of Pittsburgh, Pa._

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

| FORM NUMBER | EDITION DATE | FORM TITLE |
|---|---|---|
| 41205 | 04/95 | INVESTMENT COMPANY BLANKET BOND DEC PAGE |
| 41206 | 09/84 | Investment Company Blanket Bond guts |
| 52133 | 03/07 | CALIFORNIA AMENDATORY - CANCELLATION/NONRENEWAL |
| MNSCPT | | COMPUTER CRIME COVERAGE RIDER |
| MNSCPT | | ERISA RIDER |
| MNSCPT | | UNCERTIFICATED SECURITIES RIDER |
| 119679 | 09/15 | ECONOMIC SANCTIONS ENDORSEMENT |
| MNSCPT | | SEC NOTIFICATION ENDORSEMENT |
| 99758 | 08/08 | NOTICE OF CLAIM (REPORTING BY E-MAIL) |
| MNSCPT | | ADDITIONAL INSURED ENDORSEMENT |
| 101800 | 06/09 | INSURING AGREEMENT (A) FIDELITY AMENDED RIDER |
| 94039 | 05/07 | STATE AMENDATORY INCONSISTENT |
| 61289 | 11/94 | UNAUTHORIZED SIGNATURE LIMITS |
| MNSCPT | | AUTOMATIC INCREASE IN LIMITS FOR INVESTMENT COMPANIES RIDER |
| MNSCPT | | PRIOR AWARENESS EXCLUSION FOR EXCESS LIMITS |
| 82346 | 01/05 | TERRORISM  EXCLUSION |
| MNSCPT | | PRIOR AWARENESS EXCLUSION FOR EXCESS LIMITS |
| MNSCPT | | FRAUDULENT TRANSFER INSTRUCTIONS RIDER |
| 78859 | 10/01 | FORMS INDEX ENDORSEMENT |

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

_END 017_

# FIDELITY BOND AGREEMENT

This Agreement (the "Agreement") dated March 25, 2010, and as amended on August 25, 2010, is made by and among each series of DoubleLine Funds Trust (the "Trust") specified in Schedule A, as amended from time to time, to this Agreement (each a "Fund" and together the "Funds").

WITNESSETH:

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Funds jointly hold a fidelity bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and

WHEREAS, Rule17g-1 under the 1940 Act requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.      Description of Bond.  A fidelity bond has been issued by the issuer named in Schedule B of this Agreement that designates the Funds as named insureds (the "Bond").  The issuer or the amount of the Bond may change or be adjusted from time to time, and any change in the issuer shall be reflected in Schedule B to this Agreement, as amended from time to time.

2.      Minimum Recovery.  In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

3.      Term.  The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

*[Signature page follows]*

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on August 25, 2011.


DOUBLELINE FUNDS TRUST, on behalf of each Fund specified in Schedule A

By:  /s/ Ronald R. Redell

    Name: Ronald R. Redell

    Title:  President


**SCHEDULE A**

(as amended on [     ], 2016 and [     ], 2016 to add DoubleLine Ultra Short Bond Fund and DoubleLine Shiller Enhanced International CAPE®, respectively)

**Funds**

DoubleLine Total Return Bond Fund
DoubleLine Core Fixed Income Fund
DoubleLine Emerging Markets Fixed Income Fund
DoubleLine Multi-Asset Growth Fund (including DoubleLine Cayman Multi-Asset Growth Fund I Ltd.)
DoubleLine Low Duration Bond Fund
DoubleLine Floating Rate Fund
DoubleLine Shiller Enhanced CAPE®
DoubleLine Flexible Income Fund
DoubleLine Low Duration Emerging Markets Fixed Income Fund
DoubleLine Selective Credit Fund
DoubleLine Long Duration Total Return Bond Fund
DoubleLine Strategic Commodity Fund (including DoubleLine Strategic Commodity Ltd.)
DoubleLine Global Bond Fund
DoubleLine Infrastructure Income Fund
DoubleLine Ultra Short Bond Fund
DoubleLine Shiller Enhanced International CAPE®

60516999_2

## SCHEDULE B

### <u>Issuer</u>

National Union Fire Insurance Company of
Pittsburgh, PA

*Approval of DFT Fidelity Bond*

**RESOLVED**, that the form, terms and provisions of the Fidelity Bond issued by National Union Fire Insurance Company of Pittsburgh with a term of [April 1, 2017] to [March 31, 2018] (the "DFT Fidelity Bond") naming DFT and each series of DFT (each, a "DFT Fund" and together, the "DFT Funds") as insured parties (the "Insured Parties"), in substantially the form presented at the Meeting and with such changes as may be deemed necessary by the officers of DFT, upon the advice of counsel, be and they hereby are, approved by the full Board of Trustees and by a separate vote of a majority of the Independent Trustees; and it is

**RESOLVED FURTHER**, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board of Trustees, including, but not limited to, the existing and projected value of the aggregate assets of the DFT Funds to which any covered person may have access, the amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets, and the nature of the securities held by each DFT Fund; and it is

**RESOLVED FURTHER**, that the form, terms and provisions of the Fidelity Bond Agreement by and among the Insured Parties for the purpose of allocating recoveries under the Fidelity Bond in compliance with Rule 17g-1 under the 1940 Act, in substantially the form presented at the Meeting, and with such changes as may be deemed necessary or appropriate by the officers of DFT, upon the advice of counsel, be, and they hereby are, approved by the full Board of Trustees, and by a separate vote of a majority of the Independent Trustees; and it is

**RESOLVED FURTHER**, that subject to the ratification of the Board of Trustees, the officers of DFT be, and hereby are, authorized to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and it is

**RESOLVED FURTHER**, that any officer of DFT be, and each of them hereby is, authorized, empowered and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the DFT Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the foregoing resolutions; and it is

**RESOLVED FURTHER**, that the portion of the premium to be paid by each DFT Fund in respect of the DFT Fidelity Bond, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured, and the relationship of the share of the premium allocated to each DFT Fund to the premium such DFT Fund would have had to pay if it had provided and maintained a single insured bond, be and it hereby is, approved by the full Board of Trustees, and by a separate vote of a majority of the Independent Trustees.

A premium in the amount of $47,555 was paid for $15,300,000 of Fidelity Bond coverage. Fidelity Bond Policy covers the period March 31, 2017 to March 31, 2018.